UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Prosensa Holding N.V.
(Name of Issuer)
Ordinary Shares, €.01 par value per share
(Title of Class of Securities)
N71546100
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N71546100 13G Page 2 of 8

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 6,213,924*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 6,213,924*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,213,924*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
* As of December 31, 2013, Abingworth Management Limited (“AML”) may be deemed to beneficially own an aggregate of 6,213,924 ordinary shares, €.01 par value per share (“Ordinary Shares”), of Prosensa Holding N.V., a corporation formed in the Netherlands (the “Issuer”).  The number of shares reported consists of 6,213,924 Ordinary Shares directly held by ABV IV Holdings N.V. (“ABV IV”).  The shares directly held by ABV IV are indirectly held by Abingworth Bioventures IV LP and Abingworth Bioventures IV Executives LP (the “Abingworth Funds”), and by AML, the investment manager of the Abingworth Funds.  AML, as the investment manager of the Abingworth Funds, may be deemed to beneficially own the 6,213,924 Ordinary Shares held by ABV IV.

Based on the information disclosed by the Issuer in its Form 6-K as filed with the Securities and Exchange Commission on November 18, 2013, there were 35,902,298 Ordinary Shares outstanding as of September 30, 2013.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, AML is deemed to beneficially own an aggregate of 6,213,924 Ordinary Shares, or 17.3% of the Ordinary Shares deemed issued and outstanding as of December 31, 2013.

CUSIP No. N71546100 13G Page 3 of 8

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ABV IV Holdings N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 6,213,924*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 6,213,924*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,213,924*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI
* As of December 31, 2013, ABV IV may be deemed to beneficially own an aggregate of 6,213,924 Ordinary Shares of the Issuer.  The number of shares reported consists of 6,213,924 Ordinary Shares directly held by ABV IV.  The shares directly held by ABV IV are indirectly held by the Abingworth Funds and by AML, the investment manager of the Abingworth Funds.  AML, as the investment manager of the Abingworth Funds, may be deemed to beneficially own the 6,213,924 Ordinary Shares held by ABV IV.

Based on the information disclosed by the Issuer in its Form 6-K as filed with the Securities and Exchange Commission on November 18, 2013, there were 35,902,298 Ordinary Shares outstanding as of September 30, 2013.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, ABV IV is deemed to beneficially own an aggregate of 6,213,924 Ordinary Shares, or 17.3% of the Ordinary Shares deemed issued and outstanding as of December 31, 2013.

CUSIP No. N71546100 13G Page 4 of 8

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 6,213,924*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 6,213,924*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,213,924*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* As of December 31, 2013, Abingworth Bioventures IV LP (“ABV IV LP”) may be deemed to beneficially own an aggregate of 6,213,924 Ordinary Shares of the Issuer.  The number of shares reported consists of 6,213,924 Ordinary Shares directly held by ABV IV.  The shares directly held by ABV IV are indirectly held by ABV IV LP, Abingworth Bioventures IV Executives LP and by AML, the investment manager of ABV IV LP.  AML, as the investment manager of ABV IV LP, may be deemed to beneficially own the 6,213,924 Ordinary Shares indirectly held by ABV IV LP.

Based on the information disclosed by the Issuer in its Form 6-K as filed with the Securities and Exchange Commission on November 18, 2013, there were 35,902,298 Ordinary Shares outstanding as of September 30, 2013.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, ABV IV LP is deemed to beneficially own an aggregate of 6,213,924 Ordinary Shares, or 17.3% of the Ordinary Shares deemed issued and outstanding as of December 31, 2013.

CUSIP No. N71546100 13G Page 5 of 8

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ABV Bioventures IV Executives LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 6,213,924*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 6,213,924*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,213,924*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* As of December 31, 2013, Abingworth Bioventures IV Executives LP (“ABV IV Executives”) may be deemed to beneficially own an aggregate of 6,213,924 Ordinary Shares of the Issuer.  The number of shares reported consists of 6,213,924 Ordinary Shares directly held by ABV IV.  The shares directly held by ABV IV are indirectly held by ABV IV Executives, ABV IV LP and by AML, the investment manager of ABV IV Executives.  AML, as the investment manager of ABV IV Executives, may be deemed to beneficially own the 6,213,924 Ordinary Shares held by ABV IV Executives.

Based on the information disclosed by the Issuer in its Form 6-K as filed with the Securities and Exchange Commission on November 18, 2013, there were 35,902,298 Ordinary Shares outstanding as of September 30, 2013.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, ABV IV Executives is deemed to beneficially own an aggregate of 6,213,924 Ordinary Shares, or 17.3% of the Ordinary Shares deemed issued and outstanding as of December 31, 2013.

CUSIP No. N71546100 13G Page 6 of 8

Item 1(a).	Name of Issuer: Prosensa Holding N.V.
Item 1(b).	Address of Issuer’s Principal Executive Offices: J.H. Oortweg 21, 2333 CH Leiden, the Netherlands
Item 2(a).
Name of Persons Filing:

This Schedule 13G is being filed by Abingworth Management Limited (“AML”), ABV IV Holdings N.V. (“ABV IV”), Abingworth Bioventures IV LP (“ABV IV LP”), and Abingworth Bioventures IV Executives LP (“ABV IV Executives”) (together, the “Reporting Persons”).  As of December 31, 2013, ABV IV is the owner of record of 6,213,924 ordinary shares, €.01 par value per share (“Ordinary Shares”) of Prosensa Holding N.V., a corporation formed in the Netherlands (the “Issuer”). The Ordinary Shares are indirectly held by ABV IV LP and ABV IV Executives (the “Abingworth Funds”) and by AML, the investment manager of the Abingworth Funds.  AML, as the investment manager of the Abingworth Funds, may be deemed to beneficially own the 6,213,924 Ordinary Shares held by ABV IV.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The business address for each Reporting Persons is Princes House, 38 Jermyn Street, London, England SW1Y 6DN.
Item 2(c).
Citizenship:

AML is a company organized under the laws of England.  ABV IV is a public liability company organized under the laws of Curaҫao.  ABV IV LP is a limited partnership organized under the laws of England.  ABV IV Executives is a limited partnership organized under the laws of Delaware.

Item 2(d).	Title of Class of Securities: Ordinary Shares, €.01 par value per share.
Item 2(f).	CUSIP Number: N71546100
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a: Not applicable.
Item 4.	Ownership.

As reported in the cover pages to this report, the ownership information with respect to Abingworth is as follows:

(a) Amount Beneficially Owned (as of December 31, 2013):	6,213,924*

(b) Percent of Class (as of December 31, 2013):	17.3%*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	0

(ii) shared power to vote or to direct the vote:	6,213,924*

(iii) sole power to dispose or to direct the disposition:	0

(iv) shared power to dispose or to direct the disposition:	1,437,884*

* As of December 31, 2013, AML may be deemed to beneficially own an aggregate of 6,213,924 Ordinary Shares of the Issuer.  The number of shares reported consists of 6,213,924 Ordinary Shares directly held by ABV IV.  The shares directly held by ABV IV are indirectly held by the Abingworth Funds and by AML, the investment manager of the Abingworth Funds.  AML, as the investment manager of the Abingworth Funds, may be deemed to beneficially own the 6,213,924 Ordinary Shares held by ABV IV.

Based on the information disclosed by the Issuer in its Form 6-K as filed with the Securities and Exchange Commission on November 18, 2013, there were 35,902,298 Ordinary Shares outstanding as of September 30, 2013.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, AML is deemed to beneficially own an aggregate of 6,213,924 Ordinary Shares, or 17.3% of the Ordinary Shares deemed issued and outstanding as of December 31, 2013.

CUSIP No. N71546100 13G Page 7 of 8

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.
Item 9. Notice of Dissolution of Group.

Not applicable.
Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. N71546100 13G Page 8 of 8
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

ABINGWORTH MANAGEMENT LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory
ABV IV HOLDINGS N.V.

By: Abingworth Management Limited, its Manager

By:	/s/ Trustmoore (Curaçao) NV
Name: Roland A. Beunis
Title: Managing Director
ABINGWORTH BIOVENTURES IV LP

By: Abingworth Management Limited, its Manager
By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory
ABINGWORTH BIOVENTURES IV EXECUTIVES LP

By: Abingworth Management Limited, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Page
A. Joint Filing Agreement dated as of February 14, 2014 by and among Abingworth Management Limited, ABV IV Holdings N.V., Abingworth Bioventures IV LP, Abingworth Bioventures IV Executives LP	10

Exhibit A

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13G/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares, €.01 par value per share, of Prosensa Holding N.V. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2014

ABINGWORTH MANAGEMENT LIMITED

By:          /s/ John Heard
Name:      John Heard
Title:        Authorized Signatory

ABV IV HOLDINGS N.V.

By:   Abingworth Management Limited, its Manager

                    By:    /s/ Trustmoore (Curaçao) NV
                    Name:      Roland A. Beunis
                    Title:    Managing Director

ABINGWORTH BIOVENTURES IV LP

By:   Abingworth Management Limited, its Manager

By:          /s/ John Heard
Name:      John Heard
Title:       Authorized Signatory

ABINGWORTH BIOVENTURES IV EXECUTIVES LP

By:   Abingworth Management Limited, its Manager

By:          /s/ John Heard
Name:      John Heard
Title:       Authorized Signatory